THE CONNECTOR TARGET AT KETZA RIVER PROVES TO BE A HIT

Vancouver, BC – October 26, 2010 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce favorable results from its ongoing 2010 drilling program at Ketza River. The Ketza River property is wholly-owned by Yukon-Nevada Gold Corp., and it is a past gold producer located near the town of Ross River in the Yukon Territory, Canada.

The recently received assays are from the Connector and Vertical Vein Targets both located in the Shamrock Zone. All drill holes referenced in this press release are diamond drill holes completed from one drill rig from April to May, 2010 for which assays were recently received.

Connector Target
The Connector Target is a combination magnetic, gravity and gold-in-soil anomaly, lying upslope from the Gully resource in the Shamrock Zone. See the Connector Target plan map figure on the YNG website here: http://www.yukon-nevadagold.com/i/pdf/KetzaConnectorMap2010.pdf. This target trends nearly east-west and lies at a high angle to the well defined Gully (vein) resource. Most of the drill holes intersected moderate amounts of quartz veins containing pyrrhotite, arsenopyrite, pyrite, and chalcopyrite. Table 1 below shows the significant assay results from the Connector Target. The best intercepts from this target area include: drill hole number KR-10-1491 that intercepted 0.28 m averaging 25.30 g/t Au from 91.19 to 91.47m, and KR-10-1493 that intercepted 11.10 g/t Au over 0.49m from 97.31 to 97.80 m.

In addition to the recently received intercepts of the Connector target, one drill hole number KR-10-1488 intersected mineralization both within the Connector target and the Gully vein. The mineralization within the Gully vein in this drill hole assayed 2.38 g/t Au over 13.78 meters from 115.16 to 128.94 meters.

Table 1.   Summary of Significant Assay Results from the Connector Target

Drill Hole Number	From (m)	To (m)	Thickness (m)*	Grade (g/t)
KR-10-1485	80.55	81.88	1.33	2.08
KR-10-1488	14.33	14.60	0.27	2.19
	111.75	112.20	0.45	1.47
	115.16	128.94	13.78 (Gully Vein)	2.38
	137.91	139.72	1.81	1.60
	146.08	146.52	0.44	7.97
	152.64	153.07	0.43	2.96
KR-10-1491	91.19	91.47	0.28	25.30
KR-10-1492	6.10	8.23	2.13	1.42
	183.32	185.07	1.75	3.70
	193.87	195.70	1.83	1.68
	196.58	201.35	4.77	2.71
	200.36	201.35	0.99	9.57

KR-10-1493	97.31	97.80	0.49	11.10
	101.69	102.29	0.60	7.20
KR-10-1494	20.82	21.29	0.47	1.57
	140.06	140.54	0.48	7.11

*Note: true thickness values are not known;

Drill holes KR-10-1486, KR-10-1487, KR-10-1489 and KR-10-1490 returned no significant intersections;

Vertical Vein Target
The Vertical Vein target consists of a northerly-trending magnetic high located west of the Gully resource in the Shamrock Zone. See Vertical Vein target plan map figure on the YNG website here: http://www.yukon-nevadagold.com/i/pdf/KetzaVerticalVeinMap2010.pdf. In 2007, drill holes KR-07-1202, KR-07-1206, and KR-10-1209 intersected strong gold mineralization at the south end of the target. Seven drill holes were recently completed higher up on target area that tested the extent of the magnetic-high anomaly. Table 2 below shows the significant assay results from the Vertical Vein target. The best intercept from this target is from drill hole KR-10-1482 that assayed 5.01 g/t Au over 0.28m from 140.01 to 140.29m.

Table 2. Summary of Significant Assay Results from the Vertical Vein Target

Drill Hole Number	From (m)	To (m)	Thickness (m)*	Grade (g/t)
KR-10-1480	44.98	45.56	0.58	1.12
KR-10-1482	140.01	140.29	0.28	5.01
KR-10-1484	88.40	88.95	0.55	1.58

*Notes: true thickness values are not known;
Drill holes KR-10-1481, KR-10-1483, KR-10-1495, and KR-10-1496 returned no significant intersections.

All of the recently completed assays were analyzed by the ALS Laboratory Group in North Vancouver, Canada. The recently received drill hole assays from the Connector and Vertical Vein targets were not included in the data used for the NI 43-101 resource estimate released on April 14, 2008. This NI 43-101 report can be downloaded from the YNG website at http://www.yukon-nevadagold.com/s/KetzaManto.asp?ReportID=296836

This news release was reviewed and approved by Ed Gates (M. Sc., P.Geo.), Chief Geologist for the Ketza River Project, and Todd Johnson (M. Sc.), Vice President of Exploration for Yukon-Nevada Gold Corp. Ed Gates is the Qualified Person for the purpose of this press release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations

Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.